Sean P. Newth
Senior Vice President and
Deputy Controller

State Street Financial Center
One Lincoln Street, 13th Floor
Boston, MA 02111

Telephone 617-664-8213
Facsimile 617-664-9346
spnewth@statestreet.com
www.statestreet.com
Via EDGAR (Correspondence)

May 21, 2014

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
File No. 001-07511

Dear Ms. Hayes:

As we discussed with Jim Dunn today, we have received your letter dated May 8, 2014 regarding your review of the above-referenced filing. This will confirm that we intend to respond to the comments in that letter by June 13, 2014.

Please call the undersigned at 617-664-8213 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions or require additional information.

Very truly yours,

/s/ Sean P. Newth

Sean P. Newth
Senior Vice President and
Deputy Controller

cc: Jeremy Kream, Esq.